UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)

BLUE CALYPSO, INC.
_______________________________________________________
(Name of Issuer)

Common Stock
______________________________________________________
(Title of Class of Securities)

09531B 112
_____________________________________________________
(CUSIP Number)

Harold M. Brierley
c/o The Brierley Group, LLC
3889 Maple Avenue, Suite 510
Dallas, TX 75219
214-387-8920
____________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2016
_____________________________________________________
(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09531B 112

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harold M. Brierley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,402,210

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,402,210

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,402,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6%

CUSIP NO. 09531B 112

This Amendment No. 1 to Schedule 13D ("Amendment No. 1) amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Harold M. Brierley (the "Reporting Person") related to the common stock, $.0001 par value of Blue Calypso, Inc., a Delaware corporation (the "Issuer").  Unless specifically amended hereby, the disclosures in the Statement remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Statement.

Item 1.  Security and Issuer.

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 1.

Item 2.  Identity and Background.

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 1.

Item 3.  Source and Amount of Funds or Other Considerations.

Item 3 of the Statement is hereby amended by the addition of the following:

"On July 23, 2016, in connection with his appointment as Chairman of the Board of Directors of the Issuer, the Reporting Person was granted a restricted stock award of 600,000 shares of the Issuer's common stock. Twenty percent of the shares vest on the first anniversary of the grant date with the balance vesting in equal quarterly installments over a term of four years."

Item 4.  Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

"Effective July 23, 2016, the Reporting Person was appointed as Chairman of the Board of Directors of the Issuer."

CUSIP NO. 09531B 112

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended by deleting the last paragraph and inserting the following:

"The Reporting Person beneficially owns 1,402,210 shares of the Issuer's common stock, which represents 19.6% of the outstanding shares of common stock.  The percentages reported pursuant to this Item 5 are calculated based upon the 7,164,364 shares of issued and outstanding common stock as reported as of May 13, 2016 in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2016.

"Other than as set forth in Item 3 above, there have been no transactions by the Reporting Person in the shares of common stock of the Issuer during the past 60 days."

Item 6.  Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be filed as Exhibits

None.

CUSIP NO. 09531B 112

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2016	By:	/s/ Harold M. Brierley
Harold M. Brierley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omission of fact
Constitute Federal criminal violations (See 18 U.S.C 1001)

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